The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
ATTACHED TO AND FORMING PART OF POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 09/17/2009 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE POLICY
464BD0354	09/17/2009
* ISSUED TO Global X Funds

POLICY EXTENSION ENDORSEMENT
ICB028 Ed. 07-04

In consideration of the additional premium of $ N/A it is understood and agreed that Item 2. Policy Period of the Declaration is amended to read:

Item 2. Policy Period:	From	12:01 A.M.	September 17, 2009
	To	12:01 A.M.	October 10. 2009
Local time at the address shown in Item 1. of the Declarations.

It is also understood and agreed that the Limit of Liability for the extended Policy Period is as stated in Item 3. of the Declarations and that this extension of the Policy Period shall not operate in any way to increase the Limit of Liability as stated in Item 3. of the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
ATTACHED TO AND FORMING PART OF POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 09/17/2009 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE POLICY
564CM0836	09/17/2009
* ISSUED TO Global X Management Company, LLC

POLICY EXTENSION ENDORSEMENT
IV024 Ed. 03-05

In consideration of the additional premium of $ N/A, it is understood and agreed that the Policy Period of the Declaration is amended to read:

Policy Period:	From	12:01 A.M.	September 17, 2009
	To	12:01 A.M.	October 10, 2009
Local time at the address shown in the Declarations.

It is also understood and agreed that the Limit of Liability for the extended Policy Period is as stated in the Declarations and that this extension of the Policy Period shall not operate in any way to increase the Limit of Liability as stated in the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.